Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES August 18, 2010 Ref: 18-2010

Rare Element Makes Progress Toward a Commercial Process with Rare-Earths Metallurgical Testing

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES) is pleased to announce progress toward defining a commercial process for rare-earth-element (REE) concentration from oxide samples collected on the Company's 100%-owned Bear Lodge property, Wyoming, USA. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization indicate the following:

1.

With scrubbing/attritioning in water, a preconcentrate is produced with a recovery of approximately 90% and a grade up to 20% rare-earth oxide (REO); the REO resides in the finer fractions (-100 to -500 mesh).

2.

Hydrochloric acid leaching of the preconcentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution.

3.

Additional testing is being conducted to optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional tests of REE extraction and separation are underway at Intellimet LLC of Missoula, Montana. Plans for confirmatory testing by NAGROM of Perth, Australia and by ANSTO of Sydney, Australia are being formulated. Bulk sampling of oxide mineralization from large diameter drill core and from surface trenches will take place this fall. The bulk sample will be processed in a pilot plant test in 2011 as part of a planned prefeasibility study.

The metallurgical testing is ongoing on oxide samples from an NI 43-101-compliant inferred resource of oxide mineralization consisting of 8.0 million tons averaging 3.6% REO. Nearly all of this material is sufficiently close to the surface for projected mining by open pit methods. The oxide resource is part of a larger total inferred resource estimated at 17.5 million tons averaging 3.5% REO, using a 1.5% REO cutoff grade (see news release dated May 26, 2010). The oxide zone mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide zone is being tested currently by a program of step-out drilling, while in-fill drilling is directed at an upgrade of the resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique mode of mineral occurrence of the REE mineralization.  The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the resource area are nearly all from the bastnasite group—listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

Most of this news release is derived directly from an MSRDI progress report received in late July 2010.

Summary

In early 2010, MSRDI initiated confirmatory preconcentration and leaching tests on a large oxide sample that was collected near surface in the fall of 2009 from a drill site (location of drill-holes RES 09-3, 3A, and 6) on the Bear Lodge project.  The head grade of this sample ranges from 8 to 9% REO. The primary objective of this investigation was to confirm the potential for upgrading (preconcentration) and leaching that was previously demonstrated on the 2008 drill core samples of oxide mineralization averaging about 4.4% REO (see news releases dated July 15, 2009 and September 29, 2009).

The current study was conducted on a series of 50-lb oxide samples. Results indicate clearly that the proposed upgrading technique, consisting of mild scrubbing/attritioning and size separation, is effective. Some crushing may be required, but much of the mineralized material disaggregates easily and will not require a crushing step. Using this process it is technically feasible to obtain preconcentrate grades of 15 to 21% REO in the fine fraction, with an REO recovery ranging from 60 to 90%. Recovery percentage is dependent on the size of the fine product (-48 mesh to -500 mesh), which amounted to 26 to 43 wt.% of the original sample.  In practice, the best size fraction of the fines (-48 mesh to -500 mesh) to be retained will be determined by a cost/benefit analysis.

The subsequent hydrometallurgical step conducted on the preconcentrated (upgraded) product indicates that leaching with hydrochloric acid (HCl) is more effective than sulfuric acid (H2SO4) and gives REO extractions that range from 80 to 90%.  However, HCl is more expensive than H2SO4 and potentially has associated inherent transportation, storage, and environmental considerations. Thus, economic factors dictate the necessity to regenerate HCl from the spent solution. The testing by MSRDI indicates that it is feasible to regenerate HCl in a process that uses H2SO4, a less costly and environmentally accepted reagent. The result of the REO extraction would be precipitation of the REO values into a marketable bulk oxalate product. A conceptual flowsheet was prepared, based on the upgrading, leaching, and precipitation steps described above.  Preliminary capital and operating costs are being estimated for the proposed processing plant as part of a Scoping Study (PEA) in progress.

The next phase of testwork will evaluate additional upgrading and leaching studies on 250 to 500-lb oxide samples from throughout the deposit to obtain process engineering data for the forthcoming proposed pilot plant test and prefeasibility study.

Mineralogy & REO Distribution

An initial mineralogy study of unprocessed -6 mesh material from the large oxide sample shows a mineral assemblage that is summarized in Table 1. The study was conducted by the Colorado School of Mines Advanced Mineralogy Research Center in Golden, Colorado.

Table 1.  Mineralogy of Large Sample Collected from Surface in Fall 2009

Mineral Phase	Abundance
Biotite	26
K feldspar	21
Fe-Mn oxides	16
Barite	2
Apatite	1
Ilmenite and rutile	1
Other minor silicates and oxides	7
Bastnasite-group minerals	20
Monazite	2
Mn+Fe(REE)	3
REE-nano	2

The phases identified as Mn+Fe(REE) and REE-nano are Mn and Fe oxides that contain sub-micron REE phases that are inextricably associated with the Mn-Fe oxides. These phases are likely to be Ce-dominant (cerite and cerianite) and contain Ce in the 4+ valence state.

Table 2.  REO distribution of the various rare earths in the average grade (3.62% REO) oxide zone mineralization

Parameter	REO	Oxide	Distribution %
Cutoff (%REO)		1.5
Million Tons Resource		8.0
Tonnage Factor (ft3/ton)		13.7
%REO		3.62
Million lbs REO		582
%Cerium Oxide	Ce2O3	1.66	45.9
%Lanthanum Oxide	La2O3	1.06	29.3
%Neodymium Oxide	Nd2O3	0.52	14.4
%Praseodymium Oxide	Pr2O3	0.16	4.4
%Samarium Oxide	Sm2O3	0.088	2.4
%Gadolinium Oxide	Gd2O3	0.045	1.2
%Yttrium	Y2O3	0.032	0.9
%Europium Oxide	Eu2O3	0.021	0.6
%Dysprosium Oxide	Dy2O3	0.018	0.5
%Terbium Oxide	Tb2O3	0.0075	0.2
%Erbium Oxide	Er2O3	0.0020	0.1
%Ytterbium Oxide	Yb2O3	0.0012	<0.1
%Lutetium Oxide	Lu2O3	0.00016	<0.1
%Holmium Oxide	Ho2O3	0.00100	<0.1
%Thulium Oxide	Tm2O3	0.00015	<0.1

Results of Scrubbing/Attrition Tests

Screening of the raw run-of-mine (ROM) material produced the results displayed in Table 3, and show that the minus 1/4 inch material contains over 93% of the REO. Scrubbing/attrition optimization tests were run on -1/4 inch Bear Lodge project mineralization with a 1.0 liter Lightnin Attrition Scrubber test unit.

Table 3.      Distribution of REO in the +1/4 inch and -1/4 inch Fractions

The favorable results shown in Table 4 included 60-minutes retention time, 38% solids, and 1000 rpm attrition speed on the minus ¼ inch fraction of ROM mineralization.

Table 4.   Preconcentrate upgrading at varying sizes gives the following results on the total ROM mineralization (Note: REO Distribution equals % recovery of the ROM material.)

The minus 500 mesh material produced the highest grade and lowest weight retained of product that would be sent to the chemical treatment plant.  Further testing should establish the optimal size fraction for use in hydrometallurgical processing, and whether recycling of coarser fractions will prove to be beneficial for enhanced recovery.

Flotation and other tests are being run on the minus 500 mesh product to see if further upgrading above 21% REO can be accomplished.

Discussion on Scrubbing/Attritioning Test Results

The results of scrubbing and attritioning tests conducted on the large oxide ROM sample clearly confirm that upgrading of the contained REO values (from 8.4% REO) in this sample can be accomplished by simple scrubbing/attritioning of the ROM material and/or the minus ¼-inch crushed product. The grade of the preconcentrate (upgraded product) varies from higher grade REO (16 to 21% REO) in about 26 to 45 wt.%, with REO recoveries ranging from 60 to 90% depending on the size fraction (-48 mesh to -500 mesh).

The results show conclusively that nearly 47% of the total feed, containing only 6.5% of the total REO, can be discarded (rejected) after simple scrubbing of ROM ore and screening at ¼-inch. In this case the minus ¼-inch product assays 14.2% REO in about 53 wt.% of the original sample, and contains about 93% of the total REO content.

The best scrubbing and attritioning techniques allow an upgraded preconcentrate product with REO values up to 21.7%, with a recovery of 79.1% from the finest fraction (-500 mesh) in 28.6% wt.% of the original sample.  On the other hand, higher recoveries (up to 90%) are obtained from minus 48 mesh or minus 100 mesh product with a grade of 18.5 to 17.8% REO. Preliminary tests indicate that all rare earths are recovered in the same general proportions as their original distributions (Table 2).

Results of Leaching Tests

Early tests showed that leaching with hydrochloric acid produces consistent extractions in the range of 93 to 96%. Tests using sulfuric acid consistently produced about 80% recovery. It was initially thought that the high cost of hydrochloric acid and environmental considerations would make the process prohibitively expensive unless a regeneration process could be developed. Literature reviews show that processes are available to recover/regenerate HCL at a concentration of 20% using H2SO4.  Subsequently, leach tests were performed using 20% HCL instead of the 36% HCl used in early tests.  Results indicate that extractions up to 96% REO can be achieved using 20% HCL. Further optimization tests are planned to determine the best acid concentration for the leaching.

Several attempts were made to produce a pure oxalate precipitate, but the presence of other dissolved elements can cause problems with either purity or the percent of REO precipitated. However, the dissolved REO from the pregnant leach solution (PLS) can be precipitated as an REO - oxalate compound, which is similar to a rare-earth carbonate concentrate.

Development of Conceptual Flowsheet

There are many possible processing scenarios that can be used to concentrate and recover REO from Bear Lodge mineralization. All start with preconcentration by size or gravity methods. The preconcentrates can be leached with either H2SO4 or HCL. Testwork at MSRDI indicates that leaching with HCL at a concentration of 20% or less may be economically viable.

HCL leaching becomes feasible if acid regeneration techniques are utilized. HCL regeneration is achieved by adding H2SO4 to a solution stripped of REO in a distillation apparatus. The acid-consuming elements, calcium, etc., remain in the still bottoms as sulfate sludge, while the HCl is condensed and returned to the process.

The leaching process can be conducted in a one-stage process at ambient conditions using 20% HCL, or possibly in a three-stage countercurrent leach using weaker acid. The weak acid leach has the advantage of producing a leach solution containing fewer impurities. The weak acid leach must be conducted at elevated temperatures to give high dissolution, while the 20% leach can be conducted at ambient temperature.  Additional equipment is required to conduct the countercurrent leach.

Figure 1.  Conceptual Flowsheet of Preconcentration Process

ROM Ore
Crusher
Make-up Water
Scrubbing Tube
Trommel Screen
Coarse Rock to Waste
Solids/Liquid Separation
Attritioning
Classification
Oversize to Waste
Recycle Process Water
Dewatering
HCL Leaching
Make-up Hydrochloric Acid
Liquid/Solids Separation
Leach Residue to Waste
Solution Purification (if necessary)
Uranium and Thorium(?)
Oxalic Acid
Oxalate Precipitation
Liquid/Solids Separation
Drying and Packaging
Rare Earth Oxalate
Recycle Hydrochloric Acid
Hydrochloric Acid Regeneration and Recovery
Sulfuric Acid
Waste Soltuion Disposal

Figure 2.  Conceptual Flowsheet of Leaching and Concentration Process

Conclusions and Recommendations

The results of the metallurgical test program conducted on the large oxide sample from the Bear Lodge rare-earth deposit are as follows.

•

The initial wet screening and light scrubbing at +3-inch size would provide a throw away product amounting to about 10 wt.% of the original sample, and containing about 1.0% of the total REO value.

•

After proper scrubbing and screening at 1/4-inch, it appears technically feasible to discard an additional 35 wt % of oversize material with a loss of less than 1.0% of the total REO content.

•

Simple wet scrubbing in autogenous or tube milling or log washing of the ROM mineralization, followed by screening at ¼-inch, allows discard of more than 45 wt % oversize material with a loss of less than 6% of the total REO content.  Accordingly, initial scrubbing and screening is an integral and important step in the development of the overall flowsheet for treating the oxide mineralization.

•

Additional attritioning of the minus 1/4-inch product assaying 14.2% REO in a Lightning Attrition Scrubber allows further upgrading of the preconcentrate as shown in Table 3.

•

It appears technically feasible to obtain an 18 to 20% REO product (preconcentrate) in about 40 wt % of the original sample, with a total REO recovery of about 90%. This light attritioning step would be an important and integral step in the overall flowsheet for treating the oxide mineralization.  The selection of the best size for upgrading (preconcentrates) should be based on a cost-benefit analysis after projecting the capital and operating costs of the proposed flowsheet (including scrubbing, attritioning and leaching steps).

•

Although both H2SO4 and HCl leaching agents are applicable for dissolving REO from preconcentrates, HCl is found to be a more effective reagent. More than 90% of the contained REO values from the preconcentrate are recovered using HCl as the leaching agent. However, cost and environmental considerations dictate that HCl be regenerated and recycled in this hydrometallurgical process.

•

The dissolved REO values from the pregnant leach solution can be precipitated as an REO-oxalate compound, which is similar to a rare-earth carbonate concentrate. Preliminary tests indicate that all rare earths are recovered in the same general proportions as their original distributions (Table 2).

•

The HCl remaining in the spent leach solution can be recovered upon the addition of H2SO4, which drives off HCl acid vapor to obtain HCl concentration of 20.2% for recycle.

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.